CUSIP No.
46059S200



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 6

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                IPIX Corporation
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)

                                    46059S200
                               ------------------
                                 (CUSIP Number)


                              Warner B. Rodda, Esq.
                          Burch, Porter & Johnson, PLLC
                                130 N. Court Ave.
                                Memphis, TN 38103
                                 (901) 524-5101
                    ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 26, 2004
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Image Investor Portfolio, a separate series of Memphis Angels, LLC

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(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X
                  (b):
--------------------------------------------------------------------------------

(3)      SEC Use Only

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(4) Source Of Funds*

          WC
--------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

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(6) Citizenship Or Place Of Organization: Delaware

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Number Of Shares           (7)     Sole Voting Power          5,037,938 (1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     4,278,052 (2)
Person With               (10)    Shared Dispositive Power    934,886 (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  5,212,938

--------------------------------------------------------------------------------

(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------

(13)     Percent Of Class Represented By Amount In Row (11)             25.6%(4)

--------------------------------------------------------------------------------

(14) Type Of Reporting Person OO

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(1) Consists of 376,181 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 141,300 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

(2) Consists of shares of Common Stock issuable upon conversion of (i) 99,627 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D).

(3) The Reporting Person shares the power to dispose or direct the disposition of 934,886 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 175,000 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 13.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

--------------------------------------------------------------------------------

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

      Memphis Angels, LLC

--------------------------------------------------------------------------------

(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X
                  (b):

--------------------------------------------------------------------------------

(3)       SEC Use Only

--------------------------------------------------------------------------------

(4) Source Of Funds*

                  WC
--------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------

(6)      Citizenship Or Place Of Organization

                  Delaware

--------------------------------------------------------------------------------
Number Of Shares           (7)     Sole Voting Power          5,037,938(1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     4,278,052(2)
Person With                (10)    Shared Dispositive Power   934,886(3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  5,212,938

--------------------------------------------------------------------------------

(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------

(13)     Percent Of Class Represented By Amount In Row (11)             25.6%(4)

--------------------------------------------------------------------------------

(14) Type Of Reporting Person OO

--------------------------------------------------------------------------------
(1) Consists of 376,181 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 141,300 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 99,627 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(3) The Reporting Person shares the power to dispose or direct the disposition of 934,886 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 175,000 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 13.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

--------------------------------------------------------------------------------

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Paradigm Capital Equity Partners, LLC

--------------------------------------------------------------------------------

(2)      Check The Appropriate Box If A Member Of A Group

                           (a):     X
                           (b):

--------------------------------------------------------------------------------
(3)       SEC Use Only

--------------------------------------------------------------------------------

(4) Source Of Funds*

                   AF
--------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)      Citizenship Or Place Of Organization

                  Delaware

--------------------------------------------------------------------------------
Number Of Shares           (7)     Sole Voting Power          5,037,938 (1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     4,278,052 (2)
Person With                (10)    Shared Dispositive Power   934,886 (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  5,212,938

-------------------------------------------------------------------------------

(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------

(13)     Percent Of Class Represented By Amount In Row (11)             25.6%(4)

--------------------------------------------------------------------------------
(14) Type Of Reporting Person OO

--------------------------------------------------------------------------------

(1) Consists of 376,181 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 141,300 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment--See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 99,627 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(3) The Reporting Person shares the power to dispose or direct the disposition of 934,886 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 175,000 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 13.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Paradigm Holdings
--------------------------------------------------------------------------------

(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X
                  (b):
--------------------------------------------------------------------------------
(3)       SEC Use Only

--------------------------------------------------------------------------------

(4) Source Of Funds*

                  AF
--------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------

(6)      Citizenship Or Place Of Organization

                Delaware
--------------------------------------------------------------------------------
Number Of Shares           (7)     Sole Voting Power          5,037,938 (1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     4,278,052 (2)
Person With                (10)    Shared Dispositive Power    934,886(3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  5,212,938

--------------------------------------------------------------------------------

(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------

(13)     Percent Of Class Represented By Amount In Row (11)             25.6%(4)

--------------------------------------------------------------------------------

(14)     Type Of Reporting Person
PN

-------------------------------------------------------------------------------

(1) Consists of 376,181 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 141,300 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 99,627 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(3) The Reporting Person shares the power to dispose or direct the disposition of 934,886 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 175,000 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 13.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.




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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Frank A. McGrew IV
--------------------------------------------------------------------------------

(2)               Check The Appropriate Box If A Member Of A Group
                        (a): X
                        (b):
--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4) Source Of Funds*

               AF
--------------------------------------------------------------------------------

(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)       Citizenship Or Place Of Organization

                  Tennessee

--------------------------------------------------------------------------------
Number Of Shares           (7)   Sole Voting Power
Beneficially Owned         (8)   Shared Voting Power         5,037,938(1)
By Each Reporting          (9)   Sole Dispositive Power
Person With                (10)   Shared Dispositive Power   5,212,938 (2) & (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  5,212,938

--------------------------------------------------------------------------------

(12)      Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

--------------------------------------------------------------------------------

(13)      Percent Of Class Represented By Amount In Row (11)            25.6%(4)


--------------------------------------------------------------------------------

(14) Type Of Reporting Person IN

--------------------------------------------------------------------------------

(1) Consists of 376,181 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 141,300 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 99,627 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(3) The Reporting Person shares the power to dispose or direct the disposition of 934,886 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 175,000 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 13.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

ITEM 1.         SECURITY AND ISSUER.

        This Amendment No. 6 to Schedule 13D (this "Amendment") relates to the Common Stock, $.001 par value per share (the "shares"), of IPIX Corporation, a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the "Schedule 13D") and amended on May 30, 2001, October 1, 2001, March 25, 2002, May 7, 2004, and May 12, 2004. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.



ITEM 4.         PURPOSE OF THE TRANSACTION.

         The twentieth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

         In accordance with the conversion terms of the preferred stock, the Series B Stockholders converted 470,635 shares of Series B Preferred Stock into 4,333,371 shares of common stock on April 13, 2004. Of such shares, the Filing Persons owned 2,670,175 shares of common stock. In addition, in conjunction with the conversion, 535,314 shares of common stock were issued to the Series B Stockholders for dividends accrued through the date of conversion as required under the terms of the preferred stock. Of such shares, the Filing Persons owned 329,854 shares of common stock. On April 19, 2004, the Series B Stockholders entered into an agreement to share the power to dispose or direct the disposition of 4,333,378 shares of common stock by executing sales through a broker-dealer into the market ("Disposition Agreement"). As of May 28, 2004, the Series B Stockholders completed the sale of all 4,333,378 shares of common stock subject to the Disposition Agreement.

         The twenty-first paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

         On May 28, 2004, the Filing Persons and First Avenue (as defined in
Item 5 herein) entered into an agreement to share the power to dispose or direct the disposition of 1,869,776 shares of common stock by executing sales through a broker-dealer into the market pursuant to Stock Trading Plans adopted by the Filing Persons and First Avenue on that date in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 ("10b5-1 Trading Plans"). On June 3, 2004, the Filing Persons converted 66,024 shares of Series B Preferred Stock into 607,916 shares of common stock and received 37,366 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 3, 2004, First Avenue converted 15,205 shares of Series B Preferred Stock into 140,000 shares of common stock and received 8,605 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, the Filing Persons converted 16,506 shares of Series B Preferred Stock into 151,979 shares of common stock and received 8,956 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, First Avenue converted 7,700 shares of Series B Preferred Stock into 70,898 shares of common stock and received 4,178 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. As of June 15, 2004, the Filing Persons and First Avenue have sold 934,890 shares of common stock by executing sales through a broker-dealer into the market pursuant to the 10b5-1 Trading Plans.

         Item 4 of the Schedule 13D is amended, in pertinent part, to add the following twenty-second paragraph:

         Other than as described above, the Filing Persons have no current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. The Filing Persons reserve the right to develop such plans or proposals in the future.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) Each of the Filing Persons may be deemed to beneficially own 5,212,938 shares of common stock. Such shares, based on the capitalization of the Company as of April 16, 2004 (as reported on its Form 10-Q filed on April 19, 2004), constitute 25.6% of the common stock. However, the Filing Persons' actual voting interest is 13.9% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because the Filing Persons do not have the power to vote a portion of the shares that it may be deemed to beneficially own.

         The parties to the Disposition Agreement with the Filing Persons were First Avenue Partners, L.P. ("First Avenue") and NewSouth Capital Management, Inc. ("NewSouth"). The Disposition Agreement terminated on May 27, 2004 by its terms upon completion of the disposition of all shares of common stock subject to the Disposition Agreement.

         On May 28, 2004, the Filing Persons and First Avenue entered into an agreement to dispose of 1,869,776 shares of common stock of the Company by executing sales through a broker-dealer into the market pursuant to 10b5-1 Trading Plans adopted by the Filing Persons and First Avenue.

         Based on information available to the Filing Persons, (i) First Avenue may be deemed to beneficially own 1,507,807 shares of common stock, constituting 9.3% of the outstanding common stock of the Company; and (ii) NewSouth may be deemed to beneficially own 1,087,928 shares of common stock, constituting 6.5% of the outstanding common stock of the Company.

         (b) Of the 5,212,938 shares of common stock beneficially owned by the Filing Persons, the Filing Persons have sole power to vote or to direct the vote of 5,037,938 shares of common stock; have sole power to dispose or direct the disposition of 4,278,052 shares of common stock; and have shared power to dispose or direct the disposition of 934,886 shares of common stock.

         The 5,037,938 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to vote or direct the vote, include the following: (i) 376,181 shares of common stock; (ii) 1,301,020 shares of common stock underlying the 141,300 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (iii) 1,058,863 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iv) 2,301,874 shares of common stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The 4,278,052 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to dispose or direct the disposition, include the following: (i) 917,315 shares of common stock underlying the 99,627 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (ii) 1,058,863 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iii) 2,301,874 shares of common stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The Filing Persons have shared power to dispose or to direct the disposition of 934,886 shares of common stock (the "Agreement Shares") as a result of entering into 10b5-1 Trading Plans on May 28, 2004. The Filing Persons have sole power to vote or direct the vote of 759,886 of the Agreement Shares. The Filing Persons disclaim beneficial ownership of 175,000 shares of the Agreement Shares, the portion over which it has no power to vote or direct the vote, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

         The principal business of First Avenue Partners, L.P., a Tennessee limited partnership, is investing in securities of private and public companies and is located at 30 Burton Hills Blvd., Nashville, TN 37215. The principal business of New South Capital Management, Inc., a Tennessee corporation, is operating as a registered investment adviser and is located at 1100 Ridgeway Loop Rd., Memphis, TN 38120.

         Based on information available to the Filing Persons, First Avenue and NewSouth have the following interests in the securities of IPIX Corporation:

First Avenue Partners, L.P.                           Common Stock       Percent
                                                  Beneficially Owned    of Class
         Sole Voting Power                              747,921
         Shared Voting Power                                 0
         Sole Dispositive Power                         572,921
         Shared Dispositive Power                       934,886
         Aggregate Amount Beneficially Owned          1,507,807             9.3%

 NewSouth Capital Management, Inc.                   Common Stock        Percent
                                                 Beneficially Owned     of Class

         Sole Voting Power                            1,087,928
         Shared Voting Power                                 0
         Sole Dispositive Power                       1,087,928
         Shared Dispositive Power                            0
         Aggregate Amount Beneficially Owned          1,087,928             6.5%


(c) Transactions in the common stock of IPIX Corporation by the Reporting Persons and parties to the Disposition Agreement since the most recent filing of
Schedule 13D are as follows:

May 26, 2004

     Reporting Persons: Sale of 287,668 shares of common stock for a price per share of $9.0321 in an open market transaction. First Avenue: Sale of 86,186 shares of common stock for a price per share of $9.0321 in an open market transaction. NewSouth Capital Management, Inc.: Sale of 92,996 shares of common stock for a price per share of $9.0321 in an open market transaction.

May 27, 2004

     Reporting Persons: Sale of 145,050 shares of common stock for a price per share of $9.0198 in an open market transaction. First Avenue: Sale of 43,464 shares of common stock for a price per share of $9.0198 in an open market transaction. NewSouth Capital Management, Inc.: Sale of 46,890 shares of common stock for a price per share of $9.0198 in an open market transaction.

June 3, 2004

     Reporting Persons: Issuance of 645,282 shares of common stock upon conversion of 66,024 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock. First Avenue: Issuance of 148,605 shares of common stock upon conversion of 15,205 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 3, 2004

     Reporting Persons: Sale of 476,336 shares of common stock for a price per share of $11.1416 in an open market transaction. First Avenue: Sale of 109,698 shares of common stock for a price per share of $11.1416 in an open market transaction.

June 9, 2004

     Reporting Persons: Issuance of 160,935 shares of common stock upon conversion of 16,506 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

         First Avenue: Issuance of 75,076 shares of common stock upon conversion of 7,700 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 9, 2004

     Reporting Persons: Sale of 376,181 shares of common stock for a price per share of $13.5784 in an open market transaction.

     First Avenue: Sale of 147,500 shares of common stock for a price per share of $13.5784 in an open market transaction.

         Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, or to the knowledge of Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, by any of the general partners of Paradigm, since the most recent filing of Schedule 13D.

        (d) To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMNETS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Certificate of Designation, and the 10b5-1 Trading Plans, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2004


                             IMAGE INVESTOR PORTFOLIO,
                               a separate series of

                            MEMPHIS ANGELS, LLC,
                               a Delaware limited liability company

                                    By: PARADIGM CAPITAL EQUITY PARTNERS, LLC,
                                    its Manager

                                        By: PARADIGM HOLDINGS,
                                        its Managing Member

                                            By: /s/ Frank A. McGrew IV
                                            -----------------------
                                            Name: Frank A. McGrew IV
                                            Title: Managing Partner


                            PARADIGM CAPITAL EQUITY
                            PARTNERS, LLC,
                               a Delaware limited liability company

                                    By: PARADIGM HOLDINGS,
                                    its Managing Member

                                            By: /s/ Frank A. McGrew IV
                                            ----------------------
                                            Name: Frank A. McGrew IV
                                            Title: Managing Partner

                            PARADIGM HOLDINGS,
                               a Delaware general partnership

                               By: /s/ Frank A. McGrew IV
                               ----------------------
                               Name: Frank A. McGrew IV
                               Title: Managing Partner

                            FRANK A. MCGREW IV

                               /s/ Frank A. McGrew IV
                               -----------------------------